Exhibit 99.1

FILING OF 2007 ANNUAL REPORT ON FORM 20-F

Singapore, Singapore – January 30, 2009 – China Yuchai International Limited (NYSE: CYD) (“China Yuchai” or the “Company”), the leading manufacturer and distributor of diesel engines in China, announced that it has today filed its 2007 Annual Report on Form 20-F containing its audited consolidated financial statements for 2007 with the U.S. Securities and Exchange Commission.

A copy of the 2007 Annual Report on Form 20-F can be downloaded at the Company’s website at www.cyilimited.com and upon written request by shareholders, a hard copy of the 2007 audited consolidated financial statements will be provided free of charge.

About China Yuchai International

China Yuchai International Limited, through its subsidiary, Guangxi Yuchai Machinery Company Limited (“Yuchai”), engages in the manufacture, assembly, and sale of a wide array of light-duty, medium-sized and heavy-duty diesel engines for construction equipment, trucks, buses, and cars in China. Yuchai also produces diesel power generators, which are primarily used in the construction and mining industries. Through its regional sales offices and authorized customer service centers, the Company distributes its diesel engines directly to auto OEMs and retailers and provides maintenance and retrofitting services throughout China. Founded in 1951, Yuchai has established a reputable brand name, strong research & development team and significant market share in China with high-quality products and reliable after-sales support. In 2007, Yuchai sold approximately 383,000 diesel engines and was consistently ranked No. 1 in unit sales by China Association of Automobile Manufacturers. For more information, please visit www.cyilimited.com

For more information, please contact:

Kevin Theiss / Dixon Chen

Grayling Global

Tel: +1-646-284-9409

Email: ktheiss@hfgcg.com

dchen@hfgcg.com